Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

www.faegredrinker.com

September 12, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John F. Kernan

Re:          Calamos Aksia Hedged Strategies Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-286336, 811-24073

Dear Mr. Kernan:

The following responds to the comments provided by telephone on September 8, 2025, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments.

1.	Comment: Please file an updated unaudited special purpose schedule of investments compliant with Regulation S-X or unaudited interim financial statements for Calamos Aksia Hedge Fund Access Core LP dated subsequent to April 1, 2025 or the date of the contribution in-kind from Calamos Aksia Hedge Fund Access Enhanced Alpha LP.

Response: The Fund will file the updated unaudited special purpose schedule of investments as requested with the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning the enclosed materials may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua M. Lindauer at (212) 248-3298.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:          Joshua M. Lindauer, Partner, Faegre Drinker